SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
_________

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 1)

NEUROBO PHARMACEUTICALS, INC.

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

64132R107

(CUSIP Number)
Jeong Gyun Oh
JK BioPharma Solutions, Inc.
1 Research Ct., Suite 370
Rockville, MD 20850
(301) 250-4490

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 5, 2021

(Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d–1(e), 240.13d–1(f) or 240.13d–1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d–7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 64132R107	13D/A	Page 2 of 5 Pages

1	NAMES OF REPORTING PERSONS
JK BioPharma Solutions, Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
MARYLAND

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
1,817,842(1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
1,817,842(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,817,842(1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
6.8%(1)

14	TYPE OF REPORTING PERSON
CO

(1)	Based on 26,593,185 shares of common stock, par value $0.001 of the Issuer as of October 5, 2021 as reported in the Issuers Prospectus Supplement dated October 1, 2021.

CUSIP No. 64132R107	13D/A	Page 3 of 5 Pages

1	NAMES OF REPORTING PERSONS
Sun Dae Kang

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Republic of Korea

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
800,170(1)

	8	SHARED VOTING POWER
1,817,842 (1)

	9	SOLE DISPOSITIVE POWER
800,170(1)

	10	SHARED DISPOSITIVE POWER
1,817,842 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,618,012(1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
9.8%(1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

(1)	Based on 26,593,185 shares of common stock, par value $0.001 of the Issuer as of October 5, 2021 as reported in the Issuers Prospectus Supplement dated October 1, 2021.

CUSIP No. 64132R107	13D/A	Page 4 of 5 Pages

EXPLANATORY NOTE

This Amendment No. 1 (the “Amendment No. 1”) to Schedule 13D relating to the common stock, par value $0.001 per share (the “Common Stock”), of Neurobo Pharmaceuticals, Inc., a Delaware corporation (the “Issuer”), is filed to amend certain Items of the statement on Schedule 13D filed with the Securities and Exchange Commission (the “Commission”) on January 9, 2020, (as so amended, the “Schedule 13D”) on behalf of each of (i) JK BioPharma Solutions (“JK Bio”) and (ii) Dr. Sun Dae Kang (together, the “Reporting Persons”).  Except as set forth in this Amendment No. 1, all Items in the Schedule 13D are unchanged.

Item 4.          Purpose of the Transaction.

Item 4 of the Schedule 13D is hereby amended and supplemented by adding the following:

The ownership percentages reported are based on 26,593,185 outstanding shares of Common Stock, as reported in the Issuer’s Prospectus Supplement filed with the Commission October 1, 2021.

On October 5, 2021, the Issuer issued a press release reporting that, on October 5, 2021, it completed an underwritten public offering (the “Offering”) of 4,307,693 shares of Common Stock. None of the Reporting Persons purchased or sold any shares of Common Stock in the Offering.

Item 5.          Interest in Securities of the Issuer.

Item 5 is hereby amended and restated as follows:

Percentages are calculated based on 26,593,185 outstanding shares of Common Stock, as reported in the Issuer’s Prospectus Supplement filed with the Commission October 1, 2021.

(a) & (b) Amount and Nature of Beneficial Ownership Reported.

As of the date hereof, JK Bio beneficially owns, in the aggregate, 1,817,842 shares of Common Stock, for which JK Bio has voting and dispositive power which represents approximately 6.8% of the shares of Common Stock of the Issuer.

As of the date hereof, Dr. Sun Dae Kang beneficially owns 800,170 shares of Common Stock which Dr. Sun Dae Kang has voting and dispositive power.  Dr. Sun Dae Kang is a director of JK Bio and in that capacity may be deemed to have shared voting and dispositive power over the shares owned by JK Bio.  Together, including the shares owned individually and including those owned by JK Bio, Dr. Sun Dae Kang may be deemed to beneficially own 2,618,012 shares of Common Stock which represents approximately 9.8% of the shares of Common Stock of the Issuer.

In the initial Schedule 13D, Mr. Jeong Gyun Oh, the President, CEO and a director of JK Bio was included as he was then also serving as a director of the Issuer.  Mr. Oh did not stand for re-election to the Issuer’s board and no longer serves as a board member of the Issuer, effective July 9, 2021.

(c)          Recent Transactions.

The Reporting Persons have not effected any transaction in the shares of Common Stock during the past 60 days.

(d)          Certain Rights to Receive Dividends or Direct Sale Proceeds.

Except as set forth in the Schedule 13D, to the knowledge of the Reporting Persons, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock covered by the Schedule 13D.

(e)          Ownership of Five Percent or Less of Class.  ☐

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  November 5, 2021

JK BioPharma Solutions, Inc.

By:	/s/ Jeong Gyun Oh
Jeong Gyun Oh
CEO & President

/s/ Sun Dae Kang
Dr. Sun Dae Kang